Filed by Mobile Infrastructure Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Mobile Infrastructure Corporation

Commission File No. 333-269231

On July 24, 2023, Mobile Infrastructure Corporation, a Maryland corporation (“MIC”), posted to its website a video FAQ from Manuel Chavez, III, MIC’s Chief Executive Officer and Chairman of the MIC Board of Directors, and Stephanie Hogue, MIC’s President and Chief Financial Officer and a member of the MIC Board of Directors, regarding the proposed transactions (the “Proposed Transactions”) contemplated by the Agreement and Plan of Merger, dated as of December 13, 2022, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of March 23, 2023 (as amended, the “Merger Agreement”), by and among Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC” and, following its domestication by means of a corporate conversion to a Maryland corporation, “Surviving Pubco”), Queen Merger Corp. I, a Maryland corporation and a wholly-owned subsidiary of FWAC, and MIC. A transcript of the FAQ presentation follows below:

Question on screen: What is the current status of the transaction?

00;00;05;14 - 00;00;15;21

Stephanie Hogue

We are working towards a close this summer. A key date is the special meeting of MIC Common Stockholders on August 10th, 2023 at 9 a.m. Eastern time.

00;00;15;21 - 00;00;48;26

Stephanie Hogue

We will, among other things, hold a vote to approve the transaction. When the merger closes, your shares of common stock are expected to be publicly listed on the New York Stock Exchange under the ticker beep. After this time, shares of common stock will be able to be traded freely. Your vote is very important. No matter how many shares of MIC common stock you own, this merger cannot be completed without the approval from MIC Common stock shareholders.

The record date for determining the stockholders entitled to vote on the transaction is June 15th, 2023, by the close of business.

Question on screen: Why should I vote for this transaction?

00;00;49;21 - 00;01;49;05

Stephanie Hogue

Your vote is very important.

You must vote yes to ensure we get to the next step in this process. The completion of the merger is expected to give you liquidity on the New York Stock Exchange or the NYSE American Exchange, meaning that you'll be able to sell your shares on the open market.

Your shares of common stock of Mobile Infrastructure Corporation will be exchanged for common stock of the combined company, which will be freely tradable following the closing of the merger.

Importantly, insider shareholders and management will be subject to a lock-up period on the shares that they own. We think this is crucial to align interest as we continue to grow the platform.

The public listing of mobile infrastructure stock would mark an important step in our path towards creating a next generation publicly listed parking platform.

We believe that there is tremendous value to unlock as we continue to execute on our strategy and reap the benefits from our active asset management initiatives. We have an exciting opportunity in terms of our existing portfolio as well as the opportunity for additional growth through acquisition over time.

Question on screen: What do I need to do as a shareholder?

00;01;49;28 - 00;02;03;22

Stephanie Hogue

This is a very important question. Getting to the next step in this process relies on you voting “yes”. You should have received a proxy statement which was mailed on July 11th and provides instructions on how you can cast your “yes” vote today.

00;02;05;03 - 00;02;31;05

Manuel Chavez

Well, assuming that you and your fellow shareholders vote yes to approve the merger, every one share of MIC common stock you hold will convert to 1.5 shares of the new BEEP stock. This applies to each share of MIC common stock held prior to the effective time of the merger. Holders of MIC’s preferred stock will receive one share of preferred stock of the surviving company for each share of MIC preferred stock held prior to the effective time of the merger.

Question on screen: At what price will my shares list?

00;02;32;24 - 00;02;44;21

Manuel Chavez

Your shares of BEEP stock will list at $10 per share. But again, it's important to note that you will receive 1.5 shares of BEEP stock for each share of MIC stock you own.

Question on screen: Are you going to be paying a dividend?

00;02;45;05 - 00;03;06;28

Manuel Chavez

Dividends on Mobile Infrastructure Corp. Series A convertible redeemable preferred stock and Series one convertible Redeemable Preferred stock are continuing to accrue in accordance with the terms. The exact timing of the payment has not yet been set.

Similarly, the company has not yet made a determination whether dividends will be paid on the common stock.

Question on screen: Why is being a publicly listed company good for Mobile Infrastructure (why should we remain shareholders)?

00;03;10;03 - 00;04;00;09

Manuel Chavez

Parking is an attractive asset class with relatively stable cash flows, high contribution margin and low labor cost, low recurring capital requirements, and we believe mobile infrastructure will be the only publicly listed pure play parking owner of scale. Since we took ownership of the assets, we have been working to reposition the portfolio to establish an institutional platform focused on driving shareholder value through our unique approach to active asset management. We have already started on this growth journey as we have negotiated new lease structures, implemented an active asset management strategy with our proprietary technology and refocused on capturing demand from multiple sources at each asset. We are making progress and still have what we believe is a lot of embedded value creation opportunities.

00;04;00;09 - 00;04;24;23

Manuel Chavez

Lastly, I'll reiterate the investment highlights. Parking is a compelling asset class. We have a best-in-class platform. The portfolio has attractive in-place revenue with potential upside, and we are uniquely positioned to consolidate a fragmented market. And as a final reminder, please vote and please vote yes.

Additional Information

This document relates to the Proposed Transactions. On January 13, 2023, FWAC filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which, as subsequently amended, the SEC declared effective on July 11, 2023. FWAC and MIC filed the final joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) in connection with the Merger Agreement with the SEC on July 11, 2023. The Joint Proxy Statement/Prospectus was sent to the shareholders of FWAC and the stockholders of MIC, in each case seeking any required approvals. Investors and security holders of FWAC and

MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus filed with the SEC because it contains important information about the Proposed Transactions. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC can be obtained free of charge from MIC upon written request to MIC, 30 W. 4th Street, Cincinnati, Ohio 45202.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

FWAC, MIC, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, and in favor of the approval of the Proposed Transactions and related matters. Information regarding FWAC’s and MIC’s directors and executive officers is contained in the Joint Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the paragraph titled “Additional Information.”

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to statements regarding FWAC’s and MIC’s ability to complete the Proposed Transactions, MIC’s assessment of anticipated benefits of the Proposed Transactions, the expected listing price of the shares of common stock of the Surviving Pubco, MIC’s reaffirmation of its business and financial objectives, and MIC’s expectations or predictions of its future financial or business performance or conditions.

Any forward-looking statements herein are based solely on the expectations or predictions of MIC and do not express the expectations, predictions, or opinions of FWAC or Fifth Wall Asset Management, LLC and Fifth Wall Ventures Management, LLC, their affiliates, and any investment funds, investment vehicles, or accounts managed or advised by any of the foregoing (collectively, “Fifth Wall”) in any way.

Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and any forward-looking statements contained in this document are provided for illustrative purposes and are not forecasts and may not reflect actual results. Such forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “predicts,” “forecasts,” “may,” “will,” “could,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “potential,” “intends,” “continue,” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of the Joint Proxy Statement/Prospectus titled “Risk Factors.” These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on MIC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither MIC nor FWAC is under any obligation, and both MIC and FWAC expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which MIC and FWAC have filed or will file from time to time with the SEC.

The following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals or securityholder approvals of MIC or FWAC are not obtained, are delayed, or are subject to unanticipated conditions that could adversely affect FWAC or MIC or the expected benefits of the Proposed Transactions are not obtained, the failure to realize the anticipated benefits of the Proposed Transactions, risks related to MIC’s ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that MIC or FWAC may be adversely affected by other economic, business, and/or competitive factors, the number of redemption requests made by FWAC’s public shareholders, the ability of MIC and FWAC to leverage Fifth Wall’s affiliates and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of each of MIC and FWAC to leverage its relationship with any other company investor (including investors in the PIPE transaction) to grow MIC’s customer base, the ability of Surviving Pubco to meet the NYSE American LLC’s listing standards (or the standards of any other securities exchange on which securities of Surviving Pubco are listed) following the consummation of the Proposed Transactions, the risk that the consummation of the Proposed Transactions could disrupt MIC’s current plans and operations, risks associated with the costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against MIC, FWAC, or any of their respective directors or officers, the ability of FWAC or Surviving Pubco to issue equity or equity-linked securities in connection with the Proposed Transactions or following the consummation of the Proposed Transactions, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to purchase price and other adjustments, and those factors discussed in documents of MIC and FWAC filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are also provided in the Joint Proxy Statement/Prospectus.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in MIC and is not intended to form the basis of an investment decision in MIC. All subsequent written and oral forward-looking statements concerning MIC and FWAC, the Proposed Transactions, or other matters and attributable to MIC and FWAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.